                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549



                                 SCHEDULE 13G
                                (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b),(c) AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)
                          (Amendment No. __________)*


                        California Pizza Kitchen, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                    Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                  13054D 10 9
--------------------------------------------------------------------------------
                                (CUSIP Number)


                                August 7, 2000
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[X] Rule 13d-1(d)
_______________
   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior coverage page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)


                               Page 1 of 5 Pages

===============================================================================
  CUSIP NO.  13054D 10 9             13G                     Page 2 of 5 Pages

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Bruckmann, Rosser, Sherrill & Co., L.P.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            4,514,276

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             4,514,276

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      4,514,276
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      25.0%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      PN

------------------------------------------------------------------------------

===============================================================================
  CUSIP NO.  13054D 10 9             13G                     Page 3 of 5 Pages

-------------------------------------------------------------------------------

Item 1(a).  Name of Issuer:
       California Pizza Kitchen, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

       6053 West Century Blvd.
       Eleventh Floor
       Los Angeles, CA  90045-6442

Item 2(a), (b) AND (c). Name of Person Filing; Address of Principal Business Office or, if None, Residence; Citizenship:

       This statement is being filed by (a) Bruckmann, Rosser, Sherrill & Co., L.P., a Delaware limited partnership ("BRS L.P."), (b) BRS Partners, L.P., a Delaware limited partnership ("BRS Partners") and (c) BRSE Associates, Inc., a Delaware corporation ("BRSE").

       BRS Partners is the sole general partner of BRS L.P. BRSE is the sole general partner of BRS Partners. The address of the principal business and executive offices of each of BRS L.P., BRS Partners and BRSE is c/o Bruckmann, Rosser, Sherrill & Co., Inc., 126 East 56th Street, 29th Floor, New York, New York 10022.

Item 2(b).  Address of Principal Business Office or, if None, Residence:

     126 East 56th Street
     New York, NY  10022

Item 2(c).  Citizenship:

       Delaware

Item 2(d).  Title of Class of Securities:

     Common Stock, par value $.01 per share

Item 2(e)  CUSIP Number:

     13054D 10 9

Item 3.  If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
     (c), Check Whether the Person Filing is a:

     (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act.

     (b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange
             Act.

     (d) [ ] Investment company registered under Section 8 of the Investment Company Act.

     (e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

     (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

===============================================================================
  CUSIP NO.  13054D 10 9             13G                     Page 4 of 5 Pages

-------------------------------------------------------------------------------
     (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)     Amount beneficially owned:
             4,514,276
     (b)     Percent of class:
             25%
     (c)     Number of shares as to which such person has:

     (i)     Sole power to vote or to direct the vote
             4,514,276
     (ii)    Shared power to vote or to direct the vote
             0
     (iii)   Sole power to dispose or to direct the disposition of
             4,514,276

     (iv)    Shared power to dispose or to direct the disposition of
             0

     BRS L.P. is the direct owner of 4,514,276 shares of Common Stock. BRS Partners and BRSE, by virtue of their control and ownership interests in BRS L.P., and by virtue of their control and ownership interests, direct or indirect, in BRS L.P., share voting and dispositive power over such shares of Common Stock and therefore may be deemed to be beneficial owners thereof.

Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than
five percent of the class of securities, check the following  [      ].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         N/A

Item 8.  Identification and Classification of Members of the Group.

         N/A

Item 9.  Notice of Dissolution of Group.

         N/A
Item 10.  Certifications.

         Not Applicable to filings pursuant to Rule 13d-1(d).

===============================================================================
  CUSIP NO.  13054D 10 9             13G                     Page 5 of 5 Pages

-------------------------------------------------------------------------------


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. On executing the statement, the undersigned agrees, to the extent required by Rule 13d-1(k)(1), that this statement is being filed on behalf of each of the Reporting Persons herein.

                       BRUCKMANN, ROSSER, SHERRILL & CO., L.P.

                       By BRS Partners, Limited Partnership, Its general partner

                       By BRSE Associates, Inc., Its general partner



                              By: /s/ Harold O. Rosser
                                 -----------------------------------------------
                                 Name:  Harold O. Rosser
                                 Title: Managing Director

Dated: February 14, 2001